1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

Sohee Yun

Associate

215.963.5538

November 2, 2009

Sheila Stout

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                               Response letter to comments on SEI Liquid Asset Trust’s Post-Effective Amendment

Dear Ms. Stout:

Set forth below are your comments, and our responses to those comments, on the SEI Liquid Asset Trust (the “Trust”) Post-Effective Amendment Nos. 36 and 37 filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), respectively, for the purposes of (i) making material changes to the investment strategy of the Prime Obligation Fund; and (ii) including a summary section pursuant to new Form N-1A requirements.  Both the comments and responses are based on the Prospectus and Statement of Additional Information (“SAI”), which were filed with the Securities and Exchange Commission (“SEC”) on September 1, 2009.

PROSPECTUS:

1.                                       Comment: Please remove the following sentences from the paragraphs above the table of contents as they are not required information:

SEI Liquid Asset Trust is a mutual fund family that currently offers a class of shares of the Prime Obligation Fund (the Fund).  The Fund has an investment goal and strategies that is designed primarily for institutional investors and financial institutions and their clients.

This prospectus has been arranged into different sections so that you can easily review this important information.  On the next page, there is some general information you should know about risk and return.  For more detailed information about the Fund, please see:

Response: We have complied with this request.

2.                                       Comment: Please change “(Expenses deducted from Fund assets)” below the title “Annual Fund Operating Expenses” to “(expenses that you pay each year as a percentage of the value of your investment)” in compliance with Form N-1A in the sub-section entitled “Fees and Expenses” under the section entitled “Fund Summary.”

Response: We have complied with this request.

3.                                       Comment: Please change the line item “Investment Advisory Fees” to “Management Fees,” “Fee Waivers and Expense Reimbursements” to “Fee Waiver and/or Expense Reimbursement” and “Net Expenses” to “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” in the fee table in compliance with Form N-1A in the sub-section entitled “Fees and Expenses” under the section entitled “Fund Summary.”

Response: We have complied with this request.

4.                                       Comment: Please insert a line between “Other Expenses” and “Total Annual Fund Operating Expenses” and a line between “Fee Waiver and/or Expense Reimbursement” and “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” in the fee table in the sub-section entitled “Fees and Expenses” under the section entitled “Fund Summary.”

Response: We have complied with this request.

5.                                       Comment: Please confirm whether all of the figures provided in the Example table reflect the contractual fee waiver. If the figure for “1 Year” reflects the contractual fee waiver, please clarify the fourth sentence above the table as the Fund’s fees for 1 Year are equal to the “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” rather than the “Total Annual Fund Operating Expenses.”

Response: We confirm that only the figure for 1 Year reflects the contractual fee waiver. In addition, we have removed the fourth sentence as it is inaccurate for 1 Year.

6.                                       Comment: Please define the term “short term” which is used in the following sentence in the sub-section entitled “Principal Investment Strategies” under the section entitled “Fund Summary”:

The Prime Obligation Fund is composed of short-term U.S. dollar-denominated debt obligations that are rated in one of the two highest rating categories by nationally recognized statistically rating organizations or that the Sub-Adviser determines are of comparable quality.

Response:  In lieu of defining the term “short-term,” we have included the following disclosure in the sub-section entitled “More Information About the Fund’s Investment Goal and Principal Investment Strategies.”

Money Market Funds

Money market funds are subject to rules that are designed to help them maintain a stable share price. They are required to maintain a dollar-weighted average portfolio maturity of no more than 90 days and invest in high quality money market instruments. These money market instruments are short-term, liquid securities, usually with maturities of 397 days or less.

7.                                       Comment: Please confirm whether the Fund’s investment in commercial paper and other short-term corporate obligations of foreign issuers is in compliance with Rule 2a-7.

Response: We confirm that the Fund’s investment in commercial paper and other short-term corporate obligations of foreign issuers is in compliance with Rule 2a-7.

8.                                       Comment: Please include in the sub-section entitled “Principal Risks” under the section entitled “Fund Summary” a description of credit risk, liquidity risk and risk of investing in securities of foreign issuers.

Response: We have moved the following disclosure from the sub-section entitled “More Information About Risks” to the sub-section entitled “Principal Risks” and added “Foreign Issuer Risk”:

Interest rate risk: The risk that the Fund’s yield will decline due to falling interest rates.  A rise in interest rates typically causes a fall in values of fixed income securities in which the Fund invests, while a fall in interest rates typically causes a rise in values in such securities.  Although the U.S. Government securities are considered to be among the safest investments, they are not guaranteed against price movements due to changing interest rates.  Obligations issued by some U.S. Government agencies are backed by the U.S. Treasury, while others are backed solely by the ability of the agency to borrow from the U.S. Treasury or by the agency’s own resources.

The Fund is also subject to the following additional risks:

Asset-backed securities risk:  The risk that prepayment and/or extension may alter the duration of an asset-backed security and also reduce the rate of return of the Fund.

Credit risk: The risk that the issuer of a security, or the counterparty to a contract, will default or otherwise become unable to honor a financial obligation.

Liquidity risk: The risk that certain securities may be difficult or impossible to sell at the time and the price that the seller would like.  The seller may have to lower the price, sell other securities instead or forego an investment opportunity, any of which could have a negative effect on fund management or performance.

Extension risk: The risk that rising interest rates may extend the duration of a fixed income security, typically reducing the security’s value.

Opportunity risk: The risk of missing out on an investment opportunity because the assets necessary to take advantage of it are tied up in other investments.

Market risk: The risk that the market value of a security may move up and down, sometimes rapidly and unpredictably.  Market risk may affect a single issuer, an industry, a sector or the bond market as a whole.

Prepayment risk: The risk that with declining interest rates, fixed income securities with stated interests may have the principal paid earlier than expected, requiring the Fund to invest the proceeds at generally lower interest rates.

Foreign issuer risk: The risk that issuers in foreign countries face political and economic events unique to such country. These events will not necessarily affect the U.S. economy or similar issuers located in the U.S.

9.                                       Comment: Please revise the first two paragraphs in the sub-section entitled “Performance Information” under the section entitled “Fund Summary” to reflect the following language from item 4(b)(2) of Form N-1A:

The bar chart and the performance table below provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance.

Response: We have complied with this request.

10.                                 Comment: Please remove the sentence above the Fund’s average annual total returns table and simply include the periods to which the Fund’s average annual total returns relate.

Response: We have complied with this request.

11.                                 Comment: Please remove the footnote below the Fund’s average annual total returns table and simply include the Fund’s inception date in the table.

Response: We have not complied with this request as we believe that Form N-1A does not require us to include the inception date in the table.

12.                                 Comment: Please remove the first and last sentences in the sub-section entitled “Purchase and Sale of Fund Shares” under the section entitled “Fund Summary” and summarize in the same sub-section methods by which shareholders can redeem their shares (e.g., providing phone numbers, web addresses and/or mail addresses).

Response: We have complied with this request and revised the relevant sentence to state the following:

You may sell your Fund shares by contacting your financial institution or intermediary directly. Financial institutions and intermediaries may redeem Fund shares on behalf of their clients by contacting the Fund’s transfer agent (the Transfer Agent) or its authorized agent, using certain SEI proprietary systems or calling 1-800-858-7233, as applicable.

13.                                 Comment: Please revise the second sentence in the sub-section entitled “Payments to Broker-Dealers and Other Financial Intermediaries” under the section entitled “Fund Summary” to state the following:

These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.

Response: We have complied with this request.

14.                                 Comment: Under the sub-section entitled “More Information About the Fund’s Investment Goal and Principal Investment Strategies,” it is stated that the Sub-Adviser uses a top-down strategy and bottom-up security selection. Please confirm whether this method is appropriate for the Fund if the Fund uses the amortized cost method.

Response: The Fund’s sub-adviser uses a top-down and bottom-up method in selecting securities. The Fund uses the amortized cost method to calculate the Fund’s net asset value. We believe that there is no correlation between the method of selecting securities for the Fund’s portfolio and the method of calculating the Fund’s net asset value. Accordingly, we confirm that the top-down strategy and bottom-up security selection is appropriate for the Fund’s use in selecting securities.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Sohee Yun

Sohee Yun